Exhibit 99.5

Wipro Limited

Highlights for the Quarter ended September 30, 2025

REVENUE

$2.6 Bn

QoQ Constant Currency	YoY Constant Currency	Adjusted Operating Margin Note 1
↑ 0.3%	↓ 2.6%	17.2%

STRATEGIC MARKET UNITS MIX

33.0% AMERICAS 1 | **29.6%** AMERICAS 2 | **26.3%** EUROPE | **11.1%** APMEA

SECTOR MIX

34.3%	18.2%	17.4%	15.6%	14.5%
Banking, Financial Services and Insurance	Consumer	Energy, Manufacturing and Resources	Technology and Communications	Health

TOTAL BOOKINGS $4.7 Bn
↑ 30.9% YoY CC

LARGE DEAL TCV $2.9 Bn
↑ 90.5% YoY CC

EPS ₹3.1
↓ 2.5% QoQ
↑ 1.0% YoY

Operating Cash Flow $382 Mn

Operating cash Flow/Net Income 103.8%

OUTLOOK

for the Quarter ending December 31, 2025

Revenue from our IT Services business segment to be in the range of $2,591 million to $2,644 million*. This translates to sequential guidance of (-)0.5% to (+)1.5% in constant currency terms. The guidance stated above does not include any expected revenue from the recently announced acquisition of Harman Digital Transformation Solutions.

**Outlook for the Quarter ending December 31, 2025, is based on the following exchange rates: GBP/USD at 1.35, Euro/USD at 1.16, AUD/USD at 0.65, USD/INR at 87.21 and CAD/USD at 0.72*

CUSTOMER CONCENTRATION

TOP 1 **4.8%** | TOP 5 **14.4%** | TOP 10 **24.0%**

TOTAL HEADCOUNT	235,492	ATTRITION VOL – TTM	14.9%
NET UTILIZATION *EXCLUDING TRAINEES*	86.4%	OFFSHORE REVENUE *PERCENTAGE OF SERVICES*	60.2%

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Wipro Limited

Results for the Quarter ended September 30, 2025

A IT Services

	FY 25-26		FY 24–25				
	Q2	Q1	FY	Q4	Q3	Q2	Q1
IT Services Revenues ($Mn)	**2,604.3**	2,587.4	10,511.5	2,596.5	2,629.1	2,660.1	2,625.9
Sequential Growth	**0.7%**	-0.3%	-2.7%	-1.2%	-1.2%	1.3%	-1.2%
Sequential Growth in Constant Currency [Note 2]	**0.3%**	-2.0%	-2.3%	-0.8%	0.1%	0.6%	-1.0%
Operating Margin % [Note 1]	**16.7%**	17.3%	17.1%	17.5%	17.5%	16.8%	16.5%
Strategic Market Units Mix							
Americas 1	**33.0%**	33.1%	31.7%	32.8%	32.3%	30.8%	30.9%
Americas 2	**29.6%**	30.4%	30.6%	30.6%	30.6%	30.6%	30.8%
Europe	**26.3%**	25.7%	27.1%	26.1%	26.7%	27.9%	27.6%
APMEA	**11.1%**	10.8%	10.6%	10.5%	10.4%	10.7%	10.7%
Sectors Mix							
Banking, Financial Services and Insurance	**34.3%**	33.6%	34.3%	34.2%	34.1%	34.8%	34.0%
Consumer	**18.2%**	18.6%	19.1%	18.9%	19.0%	19.2%	19.2%
Energy, Manufacturing and Resources	**17.4%**	17.7%	17.2%	17.3%	16.9%	17.0%	17.6%
Technology and Communications	**15.6%**	15.5%	15.3%	15.2%	15.3%	15.4%	15.3%
Health	**14.5%**	14.6%	14.1%	14.4%	14.7%	13.6%	13.9%
Total Bookings							
Total Bookings TCV ($Mn) [Note 3]	**4,688**	4,971	14,315	3,955	3,514	3,561	3,284
Large deal TCV ($Mn) [Note 4]	**2,853**	2,666	5,368	1,763	961	1,489	1,154
Guidance ($Mn)	**2,560 - 2,612**	2,505 - 2,557	-	2,602 - 2,655	2,607 - 2,660	2,600 - 2,652	2,617-2,670
Guidance restated based on actual currency realized ($Mn)	**2,570 – 2,622**	2,549 – 2,601	-	2,591 – 2,644	2,575 – 2,628	2,618 – 2,670	2,612-2,665
Revenues performance against guidance ($Mn)	**2,604**	2,587	-	2,597	2,629	2,660	2,626

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	FY 25-26		FY 24–25				
	Q2	Q1	FY	Q4	Q3	Q2	Q1
Customer size distribution (TTM)							
> $100Mn	16	16	17	17	18	21	22
> $75Mn	29	27	28	28	30	30	29
> $50Mn	45	47	44	44	42	42	43
> $20Mn	104	109	111	111	114	117	117
> $10Mn	177	180	181	181	187	186	192
> $5Mn	272	281	289	289	290	297	301
> $3Mn	393	397	398	398	403	411	407
> $1Mn	730	725	716	716	722	733	735
Revenue from Existing customers %	98.6%	99.6%	99.0%	98.1%	98.8%	99.4%	99.7%
Number of new customers	45	49	197	63	63	28	43
Total Number of active customers	1257	1,266	1,282	1,282	1,299	1,342	1,364
Customer Concentration							
Top customer	4.8%	4.7%	4.3%	4.4%	4.5%	4.1%	4.0%
Top 5	14.4%	14.7%	14.0%	14.5%	14.3%	14.0%	13.6%
Top 10	24.0%	24.5%	23.3%	24.2%	23.7%	22.9%	22.5%
% of Revenue							
USD	62%	63%	62%	63%	62%	61%	61%
GBP	11%	10%	10%	10%	10%	11%	11%
EUR	9%	9%	10%	9%	10%	10%	10%
INR	4%	4%	4%	4%	4%	4%	4%
AUD	4%	3%	4%	3%	4%	4%	4%
CAD	3%	3%	3%	3%	3%	3%	3%
Others	7%	8%	7%	8%	7%	7%	7%
Closing Employee Count	235,492	233,232	233,346	233,346	232,732	233,889	232,911
Sales & Support Staff (IT Services)	14,863	15,131	15,230	15,230	15,311	15,336	15,539
Utilization Note 5							
Net Utilization (Excluding Trainees)	86.4%	85.0%	85.6%	84.6%	83.5%	86.4%	87.7%
Attrition							
Voluntary TTM (IT Services excl. DOP)	14.9%	15.1%	15.0%	15.0%	15.3%	14.5%	14.1%
DOP % — Post Training Quarterly	8.2%	8.2%	7.8%	7.7%	7.1%	7.9%	8.3%
Revenue Mix Note 5							
Revenue from FPP	53.0%	53.5%	56.6%	55.5%	56.7%	56.7%	57.6%
Offshore Revenue — % of Services	60.2%	59.8%	60.1%	62.1%	60.8%	59.8%	57.9%

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B Growth Metrics

for the Quarter ended September 30, 2025 Note 2

	Q2'26 Reported QoQ%	Q2'26 Reported YoY%	Q2'26 CC QoQ%	Q2'26 CC YoY%
IT Services	0.7%	-2.1%	0.3%	-2.6%
Strategic Market Units				
Americas 1	0.6%	5.0%	0.5%	5.0%
Americas 2	-2.0%	-5.3%	-2.0%	-5.2%
Europe	2.7%	-7.6%	1.4%	-10.2%
APMEA	3.3%	0.9%	3.1%	2.6%
Sectors				
Banking, Financial Services and Insurance	2.6%	-3.5%	2.2%	-4.0%
Consumer	-1.1%	-6.6%	-1.7%	-7.4%
Energy, Manufacturing and Resources	-0.8%	0.5%	-1.5%	-0.5%
Technology and Communications	1.0%	-1.3%	0.8%	-1.7%
Health	-0.2%	3.9%	-0.2%	3.9%

C Annexure to Datasheet

Segment-wise breakup of Cost of Revenues, S&M and G&A — Q2 FY25-26 (INR Mn)

Particulars	IT Services	IT Products	Reconciling Items	Total
Cost of revenues	158,861	929	42	159,832
Selling and marketing expenses	14,893	28	-1	14,920
General and administrative expenses	14,842	68	40	14,950
Total	188,596	1,025	81	189,702

Reconciliation of Segment Results (Three months ended September 30, 2025)	Q2 FY 25-26 (INR Mn)	Q2 FY 25-26 (Operating Margin)
IT Services Segment Results	37,809	16.7%
Effect of impact of customer bankruptcy	1,165	
Adjusted IT Services Segment Results	38,974	17.2%

Note 1: IT Services Operating Margin refers to Segment Results total as reflected in IFRS financials. IT services operating margin for Q2'26 was impacted by a provision of INR 1,165 million ($13.1 million) made with respect to bankruptcy of a customer. Adjusted for this event, IT Services Margin for the quarter was 17.2% (refer annexure C)

Note 2:Constant currency (CC) for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period

Note 3: Total Bookings refers to the total contract value of all orders that were booked during the period including new orders, renewals, and changes to existing contracts. Bookings do not reflect subsequent terminations or reductions related to bookings originally recorded in prior fiscal periods. Bookings are recorded using then-existing foreign currency exchange rates and are not subsequently adjusted for foreign currency exchange rate fluctuations. The revenues from these contracts accrue over the tenure of the contract. For constant currency growth rates, refer note 2

Note 4: Large deal bookings constitute of deals greater than or equal to $30 million in total contract value terms

Note 5: IT Services excluding DOP (Digital Operations and Platforms) and entities which are not integrated in Wipro limited systems at the beginning of current fiscal year.

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